Exhibit 3.1
PARAGON REAL ESTATE EQUITY AND INVESTMENT TRUST
ARTICLES SUPPLEMENTARY TO THE
DECLARATION OF TRUST
     Paragon Real Estate Equity and Investment Trust, a Maryland real estate investment trust (the “Trust”), hereby certifies to the State Department of Assessments and Taxation of Maryland:
     FIRST: On September 29, 2006, the Board of Trustees of the Trust, by their unanimous written consent, pursuant to the authority contained in the Trust’s Declaration of Trust, as amended, restated and supplemented, duly adopted resolutions designating 300,000 of the Trust’s undesignated preferred shares as Class C Convertible Preferred Shares, par value $0.01 per share (the “Class C Preferred Shares”).
     SECOND: Such Class C Preferred Shares shall have the designations, preferences, limitations and relative rights as set forth below, which provisions shall constitute new Section 5.11:
“5.11 Class C Convertible Preferred Shares.
     5.11.1 Designation. The Trust is authorized to issue a class of Preferred Shares that is designated the Class C Convertible Preferred Shares (the “Class C Preferred Shares”). The number of Class C Preferred Shares shall be limited to 300,000.
     5.11.2 Dividends. The Board of Trustees may from time to time declare and pay to holders of the Class C Preferred Shares such dividends or distributions in cash, property or other assets of the Trust or in Securities of the Trust or from any other sources as the Trustees in their discretion shall determine.
     5.11.3 Voting Rights.
     (a) Except as otherwise provided herein, the holders of the Class C Preferred Shares shall be entitled to vote on each matter submitted to a vote of shareholders of the Trust, voting together with holders of every other class or series of shares of the Trust as a single class. Each Class C Preferred Share shall entitle its holder to the number of votes equal to the number of Common Shares into which such Class C Preferred Share is convertible on the applicable record date.
     (b) So long as any Class C Preferred Shares remain outstanding, the approval of the holders of the Class C Preferred Shares, voting as a single class shall be required to approve any amendment of the Declaration of Trust that would curtail or diminish the rights or preferences of the holders of the Class C Preferred Shares as provided herein.

     5.11.4 Liquidation Preference. Subject to the rights of any class or series of Preferred Shares ranking senior to the Class C Preferred Shares upon liquidation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Trust, the holders of the Class C Preferred Shares then outstanding shall be entitled to be paid, out of the assets of the Trust available for distribution to its shareholders, an amount in cash equal to $10.00, plus an amount equal to all dividends on such Class C Preferred Shares accrued but unpaid on the date fixed for liquidation, dissolution or winding up, before any payment shall be made or any assets distributed to the holders of any other class or series of the Trust’s shares. After such payment, the holders of Class C Preferred Shares shall be entitled to no other payments in respect of their Class C Preferred Shares. If the assets of the Trust are not sufficient to pay in full the liquidation payments due to the holders of the Class C Preferred Shares hereunder, the holders of all Class C Preferred Shares shall share ratably in such distribution of assets in proportion to the amount that would be payable on such distribution if the amounts to which the holders of outstanding Class C Preferred Shares are entitled were paid in full. For the purposes of this Section 5.11.4, a consolidation or merger of the Trust with or into any other entity or a sale, lease or other conveyance, whether for cash, securities or other property, of all or any part of the assets of the Trust shall not be deemed or construed to be a liquidation, dissolution or winding up of the Trust.
     5.11.5 Conversion.
     (a) Each Class C Preferred Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance thereof and without the payment of any additional consideration therefor, into that number of Common Shares as is determined by dividing the sum of $10.00 and any dividends then accrued but unpaid on the Class C Preferred Shares by a conversion price (the “Class C Conversion Price”) in effect at the time of conversion. The Class C Conversion Price shall initially be $1.00.
     (b) In the event that, at any time after September 29, 2006, the Trust shall pay any dividend or make any other distribution on the Common Shares payable in Common Shares (other than pursuant to a dividend reinvestment plan), or effect a subdivision of the Common Shares, then the Class C Conversion Price shall be proportionately decreased. Likewise, in the event that the outstanding Common Shares shall be combined or consolidated, then the Class C Conversion Price shall be proportionately increased.
     (c) Before any holder of Class C Preferred Shares shall be entitled to convert the same into Common Shares, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the principal office of the Trust or the transfer agent for the Class C Preferred Shares, and shall give written notice to the Trust at its principal office that such holder elects to convert the same and shall state therein such holder’s name or the name or names of the nominees of such holder in which such holder wishes the certificate or certificates for Common Shares to be issued, together with applicable federal tax identification numbers. The Trust shall, as soon as practicable thereafter, issue and deliver at such office, to such holder or its nominee or nominees, a certificate or certificates representing the number of Common Shares to which such holder or nominee(s) is entitled.

     (d) The Trust shall, at all times when any of the Class C Preferred Shares are outstanding, reserve such number of its Common Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class C Preferred Shares and Class C Preferred Shares subject to outstanding purchase rights.
     (e) All Class C Preferred Shares that shall have been surrendered for conversion as provided herein shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately be terminated, except the right to receive Common Shares in exchange therefor. Any Class C Preferred Shares so converted shall be retired and shall not be reissued. The Trust may, from time to time, take appropriate action to reduce the number of Class C Preferred Shares that the Trust is authorized to issue.
     5.11.6 Redemption. At any time, the Trust may, at the option of the Board of Trustees, redeem the Class C Preferred Shares at a per-share price equal to $10.00, plus any dividends on the Class C Preferred Shares then accrued but unpaid; provided, however, that the Trust must first give the registered holders of the Class C Preferred Shares written notice of its intent to redeem the Class C Preferred Shares no less than 30 days prior to the scheduled date of the redemption. All Class C Preferred Shares that have been redeemed as provided herein shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately be terminated, except the right to receive the cash redemption price in exchange therefore. Any Class C Preferred Shares so redeemed shall be retired and shall not be reissued.”
     IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed by its duly elected officer as of the 29th day of September, 2006.
Paragon Real Estate Equity and Investment Trust

By: James C. Mastandrea
Its: President and Chief Executive Officer

WITNESS:

By:	John J. Dee
Its:	Senior Vice President and
Chief Financial Officer

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